UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

Journey Medical Corporation

 (Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

48115J109

(CUSIP Number)

Fortress Biotech, Inc.

c/o Lindsay A. Rosenwald, M.D.

1111 Kane Concourse, Suite 301

Bar Harbor Islands, Florida 33154

(781) 652-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48115J109	SCHEDULE 13G	Page 2 of 6

1	NAMES OF REPORTING PERSONS
Fortress Biotech, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
10,010,467(1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
10,010,467(1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,010,467(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
56.9%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No. 48115J109	SCHEDULE 13G	Page 3 of 6

Person. Dr. Rosenwald has been a member of the Board of Directors of the Reporting Person since July 2014 and has served as its Executive Chairman since October 2014.
(1)

Includes 500,000 shares of Issuer’s common stock underlying warrants described below and 6,000,000 shares of Class A Common Stock that are convertible into common stock. Each share of Class A Common Stock is convertible, at the option of the holder, into one fully paid and nonassessable share of Common Stock subject to certain adjustments.

Lindsay A. Rosenwald, M.D., has warrants, issued by the Reporting Person, exercisable for 500,000 shares of the Issuer’s common stock that are owned by the Reporting Person. Dr. Rosenwald has been a member of the Board of Directors of the Reporting Person since July 2014 and has served as its Executive Chairman since October 2014.

(2)

Based upon (a) 11,596,493 shares of the Issuer’s Common Stock outstanding and (b) 6,000,000 shares of Issuer’s Class A Common Stock that are convertible into common stock and held by the Reporting Person, in each case as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022.

CUSIP No. 48115J109	SCHEDULE 13G	Page 4 of 6

Item 1.	Issuer

(a)	Name of Issuer:

Journey Medical Corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

9237 E Via de Ventura Blvd., Suite 105 Scottsdale, AZ 85258

Item 2.	Filing Person

(a) – (c)	Name of Persons Filing; Address; Citizenship:

Fortress Biotech, Inc. was formed under the laws of the State of Delaware. The address of the principal business and the principal office of Fortress Biotech, Inc. is 1111 Kane Concourse, Suite 301, Bay Harbor Islands, FL 33154.

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

(e)	CUSIP Number:

48115J109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) -- (c)	The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page for the Reporting Person and incorporated herein by reference.

The percent of class was calculated based upon (a) 11,596,493 shares of the Issuer’s Common Stock outstanding and (b) 6,000,000 shares of Issuer’s Class A Common Stock that are convertible into common stock and held by the Reporting Person, in each case as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Except with respect to the warrants described in Footnote 1, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of common stock owned by the Reporting Person.

CUSIP No. 48115J109	SCHEDULE 13G	Page 5 of 6

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 48115J109	SCHEDULE 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 17, 2022

FORTRESS BIOTECH, INC.

/s/ Lindsay A. Rosenwald, M.D.

Lindsay A. Rosenwald, M.D.

Chairman, President and Chief Executive Officer